10 Questions and Answers on the RBTT/RBC Transaction
1. If the RBTT / RBC Transaction is approved, what will RBTT shareholders receive for their RBTT shares upon closing?
In return for the RBTT shares, RBTT shareholders will receive a combination of 60% cash and 40% RBC stock. The cash portion is fixed and shareholders will have the option to be paid in either TT$ or US$. The remaining 40% is subject to a collar mechanism. A collar mechanism is common in transactions of this type and scale, especially where there is an extended period (approximately nine months in the case of this transaction) between signing of a Combination Agreement and the closing of the transaction.
The collar reduces the potential dilution to RBC shareholders (if the price of RBC’s stock at closing is less than $48.98) and at the same time provides RBTT shareholders with upside potential on value of RBC shares being received (if the price of RBC’s stock at closing is above $59.86). As is illustrated on page 26 of the Directors’ Circular, assuming no change in the TT$ / US$ exchange rate, if for example, the relevant price of RBC shares at closing is US$46.26, the total per share consideration would be TT$39.11. If on the other hand, the price of RBC shares at closing is US$62.59, the total per share consideration received by RBTT shareholders would be $40.73.
2. Will RBTT shareholders have to pay tax on the RBC shares they receive as a result of the proposed transaction?
The issuance of RBC shares to RBTT shareholders (who are resident, ordinarily resident and domiciled in Trinidad and Tobago and who are not deemed to be in the business of trading in shares), in exchange for their RBTT shares, will not be subject to tax.
Dividend payments on RBC common shares will be subject to tax.
3. Wouldn’t RBC’s issuance of new shares as part of the purchase price consideration to RBTT shareholders dilute the market value of the RBC share, thereby eroding the potential value that would accrue to RBTT shareholders?
RBC common shares (including the new shares to be issued to RBTT shareholders) are traded on international stock exchanges which are themselves efficient markets. As such, shortly after the RBTT/RBC transaction was announced on October 2, 2007, the market would have become aware that RBC would have to issue new shares if the RBTT/RBC transaction were to close. Any impact on the RBC share price would therefore have been reflected in the trading of RBC shares that occurred shortly after the announcement and hence long since been taken into account in the price of RBC shares. Additionally, the number of RBC shares that will be issued to RBTT shareholders will be less than 1.5% (based on prevailing TT$/US$ exchange rates) of the total number of RBC shares in issuance as at January 31, 2008.
4. With the shareholders meeting set for March 26, will RBTT shareholders receive a final dividend for the fiscal year ending March 31, 2008?
Consistent with RBTT’s past practice and subject to and conditional upon the approval of RBTT Board of Directors, RBTT will pay a final dividend in respect of its fiscal year ended March 31, 2008.
5. When are dividends on RBC common shares usually paid?
Quarterly dividends on RBC common shares are paid subject to and conditional upon the approval of RBC’s Board of Directors. Subject to the board’s approval, the dividend dates for RBC common shares for the remainder of 2008 are May 23, August 22, and November 24.
6. RBC has contracted only four of RBTT’s 16 senior executives, does this mean the others will not have jobs following the amalgamation?
No. In any transaction of this scale, the period of transition is critical and RBC felt this period could be hampered without firm contractual arrangements in place for certain functions: CEO; Group Technology; Group Marketing; and the Head — Eastern Caribbean, where the two companies overlap. These contractual arrangements were made to assure business continuity through the transition. RBTT’s management team was a key component of what attracted RBC, and the entire RBTT management team, both at the Group and at the field level, will be part of the amalgamated organisation.
7. Once the transaction has been closed, who will run the bank?
RBTT will be wholly owned by RBC. Mr Suresh Sookoo, RBTT Group CEO, will assume the role of CEO of the combined organisation following a transition period. The Board of Directors will continue to be chaired by Mr Peter July, RBTT’s Group Chairman, and 70 per cent of its membership will be local.
8. If RBTT shareholders vote against the transaction will the company have to pay RBC a penalty fee?
As noted in the Directors’ Circular, the RBTT Board of Directors unanimously recommends shareholders approve the proposed transaction. RBC will not be entitled to a termination payment solely as a result of shareholders not approving the transaction.
9. When, precisely, do RBTT and RBC expect to close the transaction, if it receives shareholder approval?
As in all transactions of this type, the closing date is conditional upon the satisfaction of a number of conditions, including shareholder approval and regulatory approvals. As financial institutions, RBTT and RBC are regulated in each of the jurisdictions in which they operate. The timing of receipt of all regulatory approvals is not entirely within the control of RBTT and RBC and hence cannot be predicted with certainty. RBTT/RBC have already begun discussions with all relevant regulators with respect to the proposed transaction and their initial feedback has been positive. RBTT and RBC will be working expeditiously together with the regulators with a view to closing the transaction no later than mid 2008.
10. Once the transaction has been closed, and RBTT shares have been de-listed, how long will it take for RBTT shareholders to receive their cash and RBC shares?
As is the case in all large transactions of this type, the logistics of payment make it impractical to define precisely how long it would take for the cash portion of the consideration and certificates representing RBC common shares to actually be forwarded to RBTT shareholders, however RBTT does not expect this period would exceed five business days from the date of closing.
CAVEAT: The foregoing questions and answers are intended to provide additional assistance to RBTT shareholders in assessing and understanding the proposed RBTT / RBC transaction and are NOT intended to replace or qualify the information set forth in the Directors’ Circular dated February 8, 2008.
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